U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 4
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check this box if no longer
    subject to Section 16.  Form 4
    or Form 5 obligations may
    continue.  See Instruction 1(b).


1.   Name and Address of Reporting Person
     Porter         Carl              W.
     (Last)         (First)        (Middle)

     3884 Gratiot Avenue
                    (Street)

     Port Huron     Michigan       48060
     (City)         (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)



4.   Statement for Month/Year
     July 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [ ] Director                       [ ] 10% Owner
     [X] Officer (give title below)     [ ] Other (specify below)

                          Senior Vice President and COO
                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at            Direct            Bene-
                      (Month/         8)                      (A)                   End of              (D) or            ficial
                       Day/        ----------                  or                   Month               Indirect          Owner-
                       Year)       Code    V       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----   ---     --------    ---    -------     ------------------  ----------------  -------------
Common Stock       07/15/98         P             56.8828      A     $17.58      1,890.5600               D

Common Stock                                                                     1,445.8978<F1>           I            By 401(k)
                                                                                                                       Plan

Common Stock                                                                     174.23                   I            By ESOT
                                                                                                                       Trust

<F1>
Adjustment between June 1, 1998 and June 30, 1998 to reporting person's account pursuant to maximum contribution limitations under issuer's 401(k) plan.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.                7.             8.       9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-        Title and      Price    Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and       Amount of      of       of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration        Underlying     Deriv-   ative     Form      direct
Security   Price of  (Month/   8)         Disposed of (D)    Date              Securities     ative    Secur-    of De-    Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/       (Instr. 3      Secur-   ities     rivative  ficial
3)         ative     Year)                and 5)             Year)             and 4)         ity      Bene-     Secu-     Own-
           Security            ---------- ------------------ ---------------   -------------- (Instr.  ficially  ity:      ership
                                                                                              5)       Owned     Direct    (Instr.
                                                                                       Amount          at End    (D) or    4)
                                                             Date                      or              of        Indi-
                                                             Exer-   Expir-            Num-            Month     rect (I)
                                                             cis-    ation     Title   ber of          (Instr.   (Instr.
                               Code   V      (A)      (D)    able    Date              Shares          4)        4)
---------- --------- --------- ----- ---- --------  -------- ------- --------  ------- ------ -------- --------- --------- --------
None.

Explanation of Responses:
See footnote above.

                                   Carl W. Porter           August 4, 1998
                                   -----------------------  -----------------
                                   **Signature of                Date
                                     Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).